PRESS RELEASE
For Immediate Release

26 June 2002, Toronto, Ontario

Not for release, publication or distribution in or into Australia or Japan

RECOMMENDED SHARE EXCHANGE OFFER BY MERIDIAN GOLD INC. FOR
BRANCOTE HOLDINGS PLC (THE “OFFER”)

Extension of the Offer

Meridian Gold Inc. (“Meridian”) announces that its Offer for Brancote Holdings Plc (“Brancote”) has been extended and will remain open until 3.00 p.m. (London Time) on 3 July 2002. In accordance with the terms of the Offer, Meridian reserves the right, but shall not be obliged, to extend or lapse the Offer if it is not unconditional as to acceptances or in all respects at that time.

By 3.00 p.m. (London Time) on 26 June 2002, valid acceptances of the Offer had been received in respect of 93,912,189 Brancote shares, representing approximately 81 per cent of Brancote’s issued share capital.

Of acceptances received, 17,119,411 Brancote shares or approximately 18 per cent of the acceptances have been received from the directors of Brancote and Consolidated Press International Limited, Brancote’s largest shareholder, who each gave irrevocable undertakings to Meridian to accept the Offer.

Jones Heward Investment Counsel, as discretionary fund manager of the BMO Precious Metal Fund, being a person deemed acting in concert with Meridian for the purposes of the Offer, held 400,000 Brancote shares prior to the offer period, representing 0.0034 per cent of Brancote’s issued share capital. These shares are included in the level of acceptances stated above.

Save as set out above, neither Meridian nor any person acting in concert with Meridian held any Brancote shares (or rights over such shares) on 7 March 2002, the last dealing day prior to the commencement of the offer period, nor has any such person acquired or agreed to acquire any such shares (or rights over such shares) during the offer period which commenced on 8 March 2002.

Meridian has filed a registration statement on Form F-4 with the SEC that includes the offer document/prospectus relating to the exchange offer. Brancote shareholders are urged to read the offer document/prospectus before they make any decision with respect to the exchange offer. Brancote shareholders and Meridian shareholders may obtain a free copy of the offer document/prospectus and other documents filed by Meridian with the SEC at the SEC’s website at www.sec.gov. The offer document/prospectus and other documents may also be obtained for free upon written or oral request from Meridian, 9670 Gateway Drive, Suite 200, Reno, Nevada 89511-8953 USA, attention Heather Fatzer, telephone +1 775 850 3777.

PRESS ENQUIRIES

Meridian Wayne Hubert	Tel: +1 775 850 3730

Standard Bank London Limited Andrew King	Tel: +44 20 7815 4311

BMO Nesbitt Burns Inc. Egizio Bianchini	Tel: +1 416 359 6196

The Offer is not being made, directly or indirectly, in or into Australia or Japan, or by the use of, the mails of or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia or Japan.

Standard Bank, which is regulated in the UK by the Financial Services Authority, is acting for Meridian and no one else in connection with the Offer and will not be responsible to anyone other than Meridian for providing the protections afforded to clients of Standard Bank nor for providing advice in relation to the Offer.

For further information, please contact:

Wayne M. Hubert Vice President, Corporate Development & Investor Relations Meridian Gold Inc.

Tel: (800) 572-4519 or (775) 850-3777 Fax: (775) 850-3733 E-mail: wayne.hubert@meridiangold.com